SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.6)*

Patni Computer Systems Limited
(Name of Issuer)

Equity Shares
American Depositary Shares
(Title of Class of Securities)

703248203
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9)

1.       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  [x]
           (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
   WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
   70,000

8        SHARED VOTING POWER
   0

9.       SOLE DISPOSITIVE POWER
   70,000

10.      SHARED DISPOSITIVE POWER
   0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   70,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*[ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0.1%

14.      TYPE OF REPORTING PERSON*
   PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [x]
          (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
   WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
   Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
   0

8.      SHARED VOTING POWER
   130,000

9.       SOLE DISPOSITIVE POWER
   0

10.      SHARED DISPOSITIVE POWER
   130,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   130,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*[ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0.1%

14.      TYPE OF REPORTING PERSON*
   PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [x]
          (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
   OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
   0

8.       SHARED VOTING POWER
   130,000

9.       SOLE DISPOSITIVE POWER
   0

10.      SHARED DISPOSITIVE POWER
   130,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   130,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*[ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0.1%

14.      TYPE OF REPORTING PERSON*
   CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to equity shares with a par value of Rs. 2 each (the "Common Stock"), of Patni Computer Systems Limited (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. and its wholly-owned subsidiaries (collectively, "Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of April 11, 2012 and amends and supplements the Schedule 13D filed on October 26, 2011, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 5.     Interest in Securities of the Issuer.

(a)     Elliott individually beneficially owns 70,000 shares of Common Stock.  The 70,000 shares of Common Stock individually beneficially owned by Elliott constitute 0.1% of the outstanding shares of Common Stock.  The 70,000 shares of Common Stock individually beneficially owned by Elliott are held by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 130,000 shares of Common Stock, which constitute 0.1% of all of the outstanding shares of Common Stock.  The 130,000 shares are held by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International.

Collectively, Elliott, Elliott International and EICA beneficially own 200,000 shares of Common Stock constituting 0.1% of all of the outstanding shares.

(b)     Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)     The transactions effected by the Reporting Persons during the past sixty (60) days other than those previously disclosed in this Schedule 13D are set forth on Schedule 1 attached hereto.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

  No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)On April 11, 2012, the Reporting Persons ceased to beneficially own 5% of the Issuer’s outstanding shares of Common Stock.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 168,600 shares and 317,219 shares of Common Stock of the Issuer, respectively.  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 0.4% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.  The Reporting Persons expressly disclaim beneficial ownership of the Derivative Agreements and any shares of Common Stock underlying such agreements.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.    Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 20, 2012

ELLIOTT ASSOCIATES, L.P.
By:     Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:     Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days other than those previously disclosed in this Schedule 13D

The following transactions were effected by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott Associates, L.P.:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
11-Apr-2012	ES	(4,968,731)	520.000000 Rs
28-Mar-2012	ES	32,000	498.921313 Rs
28-Mar-2012	ES	38,000	497.779095 Rs
27-Mar-2012	ES	8,048	501.518703 Rs
23-Mar-2012	ES	1,023	501.502336 Rs
22-Mar-2012	ES	13,300	500.972010 Rs
21-Mar-2012	ES	10,150	498.521883 Rs

ES = Equity Share

All of the above transactions were effected on the open market, except for the shares sold on April 11, 2012 pursuant to a tender offer.

The following transactions were effected by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International, L.P:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
11-Apr-2012	ES	(9,227,644)	520.000000 Rs
28-Mar-2012	ES	130,000	497.779100 Rs
27-Mar-2012	ES	14,952	501.518732 Rs
23-Mar-2012	ES	980	501.474490 Rs
23-Mar-2012	ES	919	501.502296 Rs
22-Mar-2012	ES	6,000	501.694833 Rs
22-Mar-2012	ES	18,700	500.971950 Rs
21-Mar-2012	ES	13,850	498.521856 Rs
21-Mar-2012	ES	5,000	498.471000 Rs

ES = Equity Share

All of the above transactions were effected on the open market, except for the shares sold on April 11, 2012 pursuant to a tender offer.